June 20, 2008

Mail Stop 4561

Mr. David P. Stockert
President and Chief Executive Officer
Post Properties, Inc.
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

> **Re:** **Post Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 2/29/08**
> **File No. 1-12080**

Dear Mr. Stockert:

We have reviewed your above referenced filings and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Real Estate Acquisitions and Dispositions, page 68

Dispositions, page 69

1.   Please advise us of your basis in GAAP for recognizing an $81,268 gain on sale of real estate assets to your 25% owned Property LLC. Tell us how the gain was calculated, whether or not it represents a proportionate amount based upon the outside ownership interests in the joint venture and, whether or not you have any obligation to reinvest the proceeds received from the contribution of property. Refer to paragraph 30 of SOP 78-9 and paragraph 34 of SFAS 66.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant